

# BLUE GOLD WORKS INC.
## WATER IS THE MOST PRECIOUS COMMODITY IN THE 21ST CENTURY

**Contact:**
Lynn Langford. Founder, CEO
Blue Gold Works Inc.

lynn@bluegoldworks.com

## Executive Summary BGW 2.0 Accelerate Impact:

Blue Gold Works Inc. (BGW) is a Safe Water Enterprise (SWE) that delivers attractive financial returns and significant social impact at scale. BGW harvests and sells products derived from the Moringa tree, grown sustainably by African farmers and sells organic oil and honey to premium skin care brands. BGW also extracts water purifying compounds from the waste stream of the oil production. Moringa seed cake powder (MOSCP), has long been used to remove disease carrying toxins from drinking water. Via separate channels, BGW meets both urban and rural customer needs for drinking water that is is convenient, affordable and safe.

## Funds Sought:

BGW is currently seeking USD 1 million in seed funding:
- USD430 thousand: Upgrade BGW 2.0 WaterWorks to full capacity serving 8,000 people safe water daily.
- USD218 thousand: Moringa Farming and Processing inputs for sponsored farmers in Nigeria, Zimbabwe, South Africa, Ghana and Sierra Leone.
- USD163 thousand: Establish Regional Engineering/Manufacturing hub.
- USD39 thousand: R&D and mosquito control product commercialization.
- USD50 thousand: Secure partnership agreements and 2021 Moringa oil and honey purchase contracts.

## Market:

In 2019, the global Moringa products market was USD 6 billion, growing at 12.9% CAGR. Competitors like Avi Natural and Dawn Moringa are mass producers of generic products. Instead, BGW targets the premium skin care market which prefers high quality, unique and hand crafted products.

The portion of the global safe drinking water market that BGW is uniquely suited to serve is USD187 billion and growing at 8.4% CAGR. The market for safe water is roughly split between urban customers who have the ability to pay and rural customers who cannot pay. Using low cost distribution channels in urban areas and unlocking the entrepreneurial potential of the rural poor is the key to serving the largest portion of the drinking water market at financially sustainable rates.

## Business Model:

BGW revenues come from 2 sources; export sales of Moringa products and local sales of Moringa purified water and DIY drinking water kits.
- Premium skin care brands demand high quality, organic, source-verified Moringa oil and honey. BGW professionally manages the supply chain of added-value Moringa products from our African women's farming cooperatives to premium skin care brands. We provide end-to-end supply chain transparency, reliable volumes, USDA organic certification, and a compelling backstory for the premium brand's impact conscious consumers. Market analysis shows we can sell Moringa oil and honey profitably. Our Founder used her supply chain management expertise to save the world's 3rd largest automobile manufacturer USD640 million in 18 months.

**Team:**

**Lynn Langford, CEO**
World-class expert supply chain management

**Frank Burkhart, Consulting CFO**
Marketing and Administration,

**Alex Omijeh, Dir. Regional Market Development**
Co-Founder Blue Gold Works Ltd Ng, Founder telecommunications firm Starcodes Canada, Inc.

**Jacobus Liebenberg, Dir. Zimbabwe Ops.**
Founder, Kanyemba Moringa Growers Production Project, Zimbabwe

**Thushego Mathabatha, Dir. South African Pilot Farm**
Owner, Mor Nutritional Products Pty Ltd, Moringa farm products company, Makotse Village, South Africa

**Dr. Eva Roberts, Dir. Sierra Leone Pilot Farm**
Owner, Morvigor Pty Ltd., Moringa farm products company, Freetown, Sierra Leone

**Board of Advisors:**
**Dr. Andrew Cromarty, Chair**
Former CTO billion-dollar public broadband company, CEO Heath Company (Heathkit)

**Evan Bauer,**
Former CTO Credit Suisse, Investment Banking, CEO OpStack Inc

**Joyce Griffin,**
Environmental activist, Co-Founder Griffin Riparian Greenway Preserve, Founder organic crop supplement product firm, PureCrop1

**Dr. Idris Bugaje,**
Chief Eng. Moringa WaterWorks Rector/CEO Kaduna Polytechnic Kaduna, Nigeria











**Business Model (cont.):**

- In densely populated areas BGW serves 8,000 water consumers daily with WaterWorks, a neighborhood sized, off-the-grid, mini-water treatment plant. “Meruwa”, local water cart pushers, deliver BGW’s unique safety-sealed 25 liter drinking water dispensers to households. On-site franchisees, dispense drinking water from tanks at clinics and schools. Customers purchase water in personal sized refillable containers from a water ATM. In rural areas, BGW sells DIY 25 liter drinking water kits to Waterpreneurs who earn income selling half of their daily production to neighbors.

**Growing and scaling:**

Using revenues from its Moringa oil and honey business to fund steady growth in its drinking water business, BGW will achieve financial break-even in month 25. By year 6, revenues from our WaterWorks (63 plants, 18 month payback each plant) and repaid loans from our drinking water kits (1 month payback, easy loan repayment with earned income) total USD46 million. These projections are not guaranteed.

**Achieving profitability and impact:**

We believe BGW will earn USD46 million in total revenue and USD22 million in profit in year 6. At that point, with the help of our Waterpreneurs and farmers, BGW will deliver:

- 2.2 million people with safe, convenient, affordable drinking water
- 625 hectares of Moringa trees sequestering 211,000 metric tonnes of $CO_2$ from the air.
- 367,000 African households the opportunity for education and healthcare.
- USD11 million paid to farmers in Africa for certified organic Moringa oil and honey.
- Thousands with the opportunity to align investments and purchases with their values.

Clean Drinking Water (# of people served daily)

Carbon Sequestered (metric tonnes)

Blue Gold Works Profitability Projection
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$-
YEAR 1
YEAR 2
YEAR 3
YEAR 4
YEAR 5
YEAR 6

Supporting data for charts contained in BGW Operating Summary.

No assurance can be given that the company will be successful in these efforts, and as such, these results are not guaranteed.

The Company’s ability to continue as a going concern in the next twelve months is dependant upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts and as such, these returns are not guaranteed.

**Blue Gold Works Inc.** Fairfax, CA lynn@bluegoldworks.com